Eric D. Tanzberger
Senior Vice President / Chief Financial Officer and Treasurer
August 17, 2010
Mr. Larry Spirgel
Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

RE:	SEC Comment Letter dated July 20, 2010 related to Service Corporation International’s Form 10-K for the fiscal year ended December 31, 2009 filed February 26, 2010 and the Definitive Proxy Statement filed on April 1, 2010

File No. 001-6402
Dear Mr. Spirgel:
This letter responds to the comments that Service Corporation International (the “Company”) received from the Staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) by letter dated July 20, 2010 with respect to the above referenced filings.
This letter addresses the three comments of the Staff relating to the Company’s Definitive Proxy Statement. The Staff comment regarding the Form 10-K has been previously addressed in my letter to you dated July 29, 2010.
We hope this letter is responsive to your comments and requests for information. If the responses provided in this letter are not deemed adequate to answer the Staff’s comments, we will make ourselves available to further discuss these matters with the Staff at a mutually convenient time.
For your convenience, our responses are prefaced by the Commission’s comments in bold text.
Definitive Proxy Statement
2.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
SERVICE CORPORATION INTERNATIONAL
1929 ALLEN PARKWAY • P.O. BOX 130548 • HOUSTON, TX 77219-0548 • (713) 525-7768 • FAX (713) 525-7581

Response: We reached the conclusion that disclosure under Item 402(s) was not necessary because we made a determination that the risks arising from the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company. At a meeting held February 9, 2010, the Compensation Committee of our Board of Directors reviewed and discussed compensation of Company employees, including the total potential maximum impact of the Company’s variable compensation, the safeguards embodied in the compensation plans and that the compensation plans and compensation metrics do not provide incentives for management to take undue risks. The Compensation Committee reached a consensus to recommend to the Nominating and Corporate Governance Committee of our Board of Directors that it make the determination referenced above. At a meeting also held on February 9, 2010, the Nominating and Corporate Governance Committee considered the above referenced compensation information and the above referenced recommendation of the Compensation Committee. As a result, the Nominating and Corporate Governance Committee made a determination that the risks arising from the Company’s compensation policies and practices for its employees are not reasonably likely to have a material adverse effect on the Company. Although we do not think that disclosure of the foregoing determination is required by Item 402(s), we will disclose such determinations in future proxy statements.
Leadership Structure, page 11
3.	We note your disclosure that the offices of the Chairman of the Board and Chief Executive Officer are held by two people. In your response letter and future filings please disclose why the Company has chosen to separate these positions. See Item 407(h) of Regulation S-K.

Response: We will expand the disclosure in our future proxy statements to state the following:
Under the current leadership structure of the Board, the offices of Chairman of the Board and Chief Executive Officer are held by two people — R.L. Waltrip and Thomas L. Ryan, respectively. Prior to 2005, the two offices were held by Mr. R.L. Waltrip. In February 2005, the Board elected Mr. Ryan as Chief Executive Officer in accordance with the Company’s succession plan to transfer day-to-day operational responsibilities. The Company believes this leadership structure remains appropriate because it vests operational leadership in a maturing, dynamic and talented leader who has significant knowledge of the deathcare industry. Further, this structure retains the leadership services and vision of Mr. Waltrip, the founder of the Company, who has provided invaluable leadership to the Company for over 40 years.

Long-Term Incentive Compensation, page 24
4.	We note your statement that total targeted expected value of the three types of awards for your named executive officers “was generally established within range of the market median” of your reference group. In future filings please expand your disclosure to explain how differing amounts of stock options, restricted stock and performance units were determined for each of your named executive officers. Such disclosure should clarify whether the compensation committee considered any factors other than the market median in determining these awards.

Response: We will expand the disclosure in our future proxy statements to state the following:
The total targeted expected value of the three awards for each of our Named Executive Officers was generally established within range of the market median of the Reference Group. The market median of the Reference Group for each executive officer was based upon the position being evaluated and varied by position (for example, the value of an award for the position of President was higher than value of an award for the position of Senior Vice President). In addition to such range, the Compensation Committee considered other factors in establishing the total targeted expected value for each executive officer, including the individual performance of each executive officer, the job responsibilities of each executive officer and the overall Company performance in light of the then-current economic environment. Once the total targeted expected value of the three types of awards was established for each executive officer, we calculated and granted to the executive officer (i) the number of stock options which had a value equal to one third of the total targeted expected value, (ii) the number of shares of restricted stock which had a value equal to one third of the total targeted expected value, and (iii) the number of performance units which had a value equal to one third of the total targeted expected value.
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In connection with our response to your comments we acknowledge that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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We hope this letter is responsive to your comments and requests for information. We would like to again emphasize that the Company’s goal is to resolve comments in a timely manner that is acceptable to the Staff.

Sincerely,
/s/ Eric D. Tanzberger
Eric D. Tanzberger
Senior Vice President, Chief Financial Officer and Treasurer

cc:	PricewaterhouseCoopers LLP Members of the SCI Audit Committee of the Board of Directors Members of the SCI Compensation Committee of the Board of Directors Members of the SCI Disclosure Committee

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